Filed by Mallinckrodt plc (Commission File No. 001-35803)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Endo, Inc. (Commission File No. 333-280767)

Mallinckrodt(March 18 Town Hall) March 19, 2025*

Corporate Speakers:

•	Joyce Pearl; Director Commercial Communications
•	Sigurdur Olafsson; Mallinckrodt; Chief Executive Officer
•	Bryan Reasons; Mallinckrodt; Chief Financial Officer
•	Stephen Welch; Mallinckrodt; Head, Specialty Generics
•	Lisa French; Mallinckrodt; Chief Commercial Officer

PRESENTATION

Joyce Pearl^ Good morning, good afternoon, good evening, Mallinckrodt employees. Welcome to our 2024 Q4 and full year town hall. I'm pleased to introduce our president and CEO Siggi Olafsson.

Sigurdur Olafsson^ Thank you, Joyce, and good morning. Good afternoon everyone and welcome to this town hall. It's rare that we do a town hall week after week. But I think if there's ever an opportunity now, now we take it for sure. So, we really have a packed agenda today. We're going to go through the fourth quarter and full year 2024 results and we are also going to spend some time in talking about the news that broke on Thursday about the combination with Endo Pharmaceuticals.

So, the agenda is that I will kick things off, talk about both the results and a little bit about the combination. Then Bryan will join here to talk about the results, the financial results. Steve and Lisa will go through the businesses in 2024 and then we will open it up for questions at the end and hopefully you will be open, use the system to send in questions and we can answer as many questions as possible. So, 2024 was amazing year. Really outstanding year for all of us, and thanks to you we really delivered on our promises. I want to mention four things that really stood out for me.

First of all, we ended the year at the top end of our guidance, on the midpoint of an updated EBITDA guidance. Even if we only had Therakos for 11 months out of the year. We didn't change our guidance when we divested Therakos. We kept the guidance like we were keeping it for the whole year. And still we came in at the high end for revenue and we hit the midpoint on EBITDA, and that's just outstanding. And we got that great recognition from our shareholders to be able to do that.

Secondly, Acthar had an amazing year. We started the year and we expected a low single digit growth for Acthar. First time for many years where we wanted to stabilize Acthar and see what would happen. We ended the year with a double-digit growth in Acthar double-digit growth that Lisa will tell you more about. And nobody expected that. That's really such an achievement. But it also helps us, it helps the company, it helps the story to be able to do that.

Not only did we stabilize and grow Acthar, we also launched two products. The approval and launch of SelfJect was very successful and the launch of Evolve has been good. We are still working on the Evolve machine, but there's so many people around the world working on making the success we have I think close to 400 equipment's are already in the hospitals and we see this as a great opportunity going forward.

So, with everything we did, we did the Acthar launch but the Acthar turnaround but also launched. But last but not least, it was the performance of the specialty generics business. What a performance, double-digit growth again. Really outplaying the market in terms of growth especially on the solid oral dose market. We had some challenges on [APAP], but overall the rest of the business made up for that and showed a double digit growth. So, with all this combined, we had amazing year. More details to follow.

But I have to say when I joined the company, just over two and a half years ago, my ambition and vision which I talked about was to take the team of being a team that had lost too many games. We need to learn the way of winning again. And 2024 you did that, you really delivered on that to be able to take the opportunities not only stabilizing because in '22 my goal was only to stabilize Acthar. That was what I came out with, stabilizing Acthar And not many people believed we could do that.

But now we have stabilized it, but we have turned into growth again. So, kudos to all of you. More details to follow with Bryan,Lisa and Steve. But amazing results. We then had a small announcement last week. Maybe I start by talking about why we did this. This is a significant milestone for us, and how we think about it, it is a highly complementary companies. If you look at Endo today, they are very similar size. They have a generics and they have a brand business.

They have gone through similar things as we have because they have just gone through a Chapter 11 restructuring. They don't have a strong -- they have a good balance sheet but they don't have a strong balance sheet to allow them to grow. But together the complementary between the two businesses is so significant. Both on the brand side but also on the generic side. Because the specialty generics businesses with the sterile injectables will be one of the largest U.S. generics businesses. Revenue estimated about 1.7 billion.

Really is in a different league in terms of performance, in terms of cash flow, in terms of opportunities to invest in the business, capital investment, R&D, extending the pipeline. And on the brand side, we really have the opportunity of taking not just one strong brand then two other brands. We are talking about in total over 10 brands. Some of them are not supported by sales and marketing, but this is a different scale. Again approximately 1.7 billion of a brand business that will put us in a mid-size brand business and a very different thinking as you know.

I think we've worked well together, and over the last two and a half years, I've been here. It’s been supporting each other where in the beginning the brand business supported the performance more of the business. And then in '23 and '22, the generics business came strong in. But now with what you have all done with the businesses, we are strong enough to merge them with the other company and get the complementary. We also get a much, much stronger balance sheet.

The net debt of the new company at closing is estimated to be about 2.3 times. What that means is we have a lot of opportunities in investing in innovation. What kind of innovation? We don't know yet. We only announced the deal four days ago, but we know we have the balance sheet. So, there will be both organic and inorganic innovation that this new company needs to do and that accelerates the value creation for everybody involved. And that's the basic of this transaction is how can we get companies that have gone through restructuring, have turned the business around.

But we really want them to get the best out of them to get a better balance sheet, to get the opportunity of investing both on the specialty generic side and on the brand side to do something special. And really that's what it is about. I say to people it's quite simple. I know it's not simple, but it is a simple thing if you think about it from these two businesses. So, how does things like this happen? Did I just pick up the phone and said let's go on a date and two days later we have the press release ready? No, it takes a long time.

Our mergers are not easy to do because obviously we think Mallinckrodt is extremely valuable and they think the same about Endo. So, there had to be a little bit of a dance. Little bit is I think the wrong word. There was a lot of dancing involved over a period of weeks and you will see that in more detail when the proxy comes out. But in the end I think what helped us to make this happen was the industry logic that this made sense. That any ego that was involved of not doing it standing alone.

There is a history here we shouldn't break up. And all of these things that came into people's mind, we had to set that aside and said what's the best for the stakeholders, for the employees and for the patients at the end of the day and that's really how we got this together. Not easy by any means. In fact, I tend to say it's easier to do an acquisition versus doing a merger because in acquisition there's one party that decides. Makes it so much easier. This is more like you're getting married for a long time and you need to work on things between you before you announce the transaction.

So, I have to say I'm so pleased to be a partner with Endo. I think they're a really good company. They're good people. I'm just getting to know them. I will have my first meetings with Endo employees next week. So, I'm going to meet them in person beginning of next week. So, I think they're probably a little bit excited to get to know me. But this is how it is. We will take the steps. There is some time we have. We cannot share any business information because we are individual companies and we need to be absolutely sure that we run the businesses like competitors today.

So, there is no gun jumping involved in any way or form. And we talk about that. But we need to do the best for the business. And part of that is to get to know our new colleagues that will be -- will be part of them. So, the transaction is expected to close in second half of the year. We need to make a multiple regulatory application both in the U.S. and maybe in one or two markets outside of the U.S., but we need to have a shareholder roads both on the Endo side and on the Mallinckrodt side.

So, when all that is completed, we can formally close this transaction. So, second half of the year, we really don't know the exact timing yet, but that's the best estimation we have. So, for today, continue as two separate companies. We will operate, we go to work. We have a very ambitious plan for 2025. We cannot lose a beat on that. We will behold to that plan. Throughout the year, we guided the market last week of our ambition for 2025. And that's not an easy task.

You know, what we need to deliver? Our EBITDA guidance for the year is 480 to 520 with a midpoint of 500, which means the bottom line is growing single digit growth, which is really ambition for the company. So, at the same time we will be closing the transaction and very few people will be working on that. I think majority of the company, big majority of the company, only needs to focus on the business at hand. So, stay tuned. You can ask me any questions of course about the business.

I don't have all the answers yet. I will be as I mentioned on Thursday be as transparent as we can give you the information in real time when any decisions are made. But because it's so early in the announcement, there will be a limited amount of answers that we can give you. But let's have the conversation at the end of the meeting. So, on to other things. I'm supposed to announce the winners. I need to read this one. The first Integrity Icon Awards program. So, remember in my last town hall meeting I recommended you would propose and we got multiple proposals of people.

But the two winners they are this year's winners are [Tanya Duggan], an acute care business manager based in St. Louis, and [Joel Proulx], a supervisor production in [Hobart] that have been recognized. And just to read from the committee, both [Tanya] and [Joel] have been acknowledged by their colleagues for demonstrating exemplary integrity and ethical behavior in addition to role models with the Mallinckrodt community. And with that let's give [Tania] and [Joel] a round of applause.

We also have two more things. I want to remind everyone that this is we celebrate women and throughout the history of women. And you will hear a lot more about that from the women in business over the next few weeks. And also it's a Black History Month, and you will see on our computer screens throughout the company but also on our home screen that the AABRG are recognizing people that influence them. I think there are eight individuals that they recognize, and I encourage you to read that. I read it last week. It's a very interesting reading, very educational.

So, really follow up on that. It's both on the screens in different plants, but you can see it on our home base on the Internet. So, with that I'm not going to keep it longer. Hand it over to Bryan to talk about the finances. Thank you.

Bryan Reasons^ Think it's on [next to silence] me. Just keep the mic off. I'll be pretty quick here. Maybe move to the next slide. So, like Siggi said, 2024 highlights really a great year. We, despite having only 11 months of Therakos because of the sale of that asset, we still hit the high end of the sales, really the midpoint of our EBITDA guidance.

And that was if you remember raised EBITDA guidance at midyear. So, it was really a -- a strong year. Completed the cell of Therakos, which I know that was a huge effort by a lot of people in this company and was really well received by our investors which was great. For the first time since I've been here this is actually my admin reminded me this is my six-year anniversary today. I had no idea. Time flies.

Somehow I don't age, I don't know what it is, but people have said, well we sold off 125 million of EBITDA, but when you think about it from a cash flow perspective, the ability to de-lever and reduce the debt, from a cash flow perspective we actually reduced our interest expense and largely kept cash flow -- free cash flow the same. So, that's at the end of the day the cash flow is probably the most important thing right now for the company.

For the first time again I've been saying this every quarter, growth in Acthar the -- Lisa will get into more detail of this, but the SelfJect has been an enormous success and has gone better than what we had planned. Next year we have a slide on guidance for 2025 but expect Actar to grow at low single digits, maybe go back trying to get me off quickly back real quick. INOmax, we are rolling out Evolve, so we've seen over the last 18 to 24 months the competition, the slope of that decline lessening, so hopefully we'll see that stabilize as we continue to roll out Evolve and really differentiate us in the nitric oxide market.

And then every quarter the -- Steve's business, the GX business is just booming, really the finished dose business is really driving that, so. Next slide looking at 2025, like Siggi said, 480 to 520 bottom line EBITDA if you pull out Therakos on kind of both years, it's showing some good growth which for us right now is really good. Key things for next year is continue to drive Acthar continue to drive the finished dose business on GX, and obviously the rollout of Evolve is important and then Terlivaz as we kind of focus our approach there really identifying the patients early and really telling the health economic story.

So, exciting times. I know that we want to get to more detail, so I'm going to turn it over to Steve here and happy to answer any questions.

Stephen Welch^ Thank you, Bryan. Your slide said looking ahead to 2025, and we're just a week and a half away from being done with the first quarter. This year is already flying by for us. I'm very happy to talk a little bit about how we ended 2024. You can see their net sales of 226 million in the quarter. That was our second best quarter of 2024. So, we actually finished the year pretty strong. It was our best quarter for ADHD medicines.

Well, was our worst quarter of the year for APAP. And that's just the value of our diversification. We don't have to hit a home run in every part of our business all the time. We just have to continue to strive to deliver high quality products for our customers. And you can see the results there. 14% growth year over year in the fourth quarter. On the EBITDA side of the house, almost 20% growth. So, just finished really strong in terms of profitability.

So, exceptional job, specialty generics team delivering results. You can see from the slide that we're actually not that great at predicting the future. This is a little bit like it's going to be cold and blizzard and then it turns out to be 78 and sunny. So, when we were looking at 2024 in the fall of 2023, we thought it was going to be a challenging end of the year.

But we've just done a really good job of seizing every opportunity that exists out in the market. And continue to deliver. And you see there at the bottom that we are anticipating modest net sales growth. On Bryan's slide, it said flat to low single digit. I'm actually hoping for immodest net sales growth if that's a thing. We want to continue the strength of this business going forward. It's a very exciting time. Just a quick note on the transaction. Just speaking for myself, it's exciting, but it also creates a lot of anxiety.

Change is a scary thing, and I'm sure many of you are feeling that, but I will say we have a boss that has delivered on every single promise that he made to us on day one. And I'm just so thrilled that Siggi has been named CEO of the combined company, and I think we can all trust him to do what is right by this business going forward, whatever happens.

And so, looking really forward to hopefully closing the transaction in the second half of the year and working with everyone to integrate together. So, super exciting times. And with that, I'll turn it over to Lisa to talk about specialty brands.

Lisa French^ Okay, thanks, Steve. So, congratulations to the specialty brands team for delivering, really, on an extraordinary year. The portfolio grew 4% year on year. And I'm happy to say that Acthar sales as you saw grew 14% or double digits. This was after an eight year decline. So, last time we grew was 2016 actually, and now we've returned to growth. So, again really an extraordinary year. And it was not by chance.

So, the growth was really driven by a flawless launch of SelfJect, certainly enhanced patient affordability from the Medicare IRA and then finally really improved salesforce effectiveness. And we saw that not only in the generation of new patient referrals were at an all time high, but also holding the competitive share flat since the second quarter of 2024 as well. From an INOmax perspective, our evolved pilot launch began in March. The team learned a lot.

I'm really proud at how cross functionally across R&D and ops and the commercial teams really came together to pivot and then expand our commercial rollout in the September timeframe. We're already beginning to see signals of starting to decline the loss rate if you will or eventually hopefully we're going to lead into stabilization here. And then finally Terlivaz. So, we grew 60% year on year and more importantly captured a greater share of the appropriate HRS patients.

So, as we look to 2025 the theme is that 2024 really created the foundation to continue to expand the portfolio and to grow the portfolio. Some key initiatives that we'll add in 2025 for Acthar, we will really focus in on enhancing the customer and patient experience. That's not only through SelfJect but also with a focus on our reimbursement services. Also, we've deployed a new team of thought leader liaisons and that will really help us to expand our provider engagement efforts.

With INOmax we'll continue with our commercial rollout in the U.S., but we are really preparing for the launch later on this year in Japan. And then finally with terlipressin, we'll continue to enhance our educational efforts to identify the patients early and to really increase our account breadth and depth of prescribing. So, exciting year ahead of us. As Steve said we're already one quarter in and we've had some really positive results here as we enter the year. So, thanks to everyone again for their efforts and I'll turn it back to Siggi.

Sigurdur Olafsson^ So, thanks Lisa. Just for the people online, we are here in Morristown, New Jersey with the senior leadership team in the room. We have booked this meeting long, long time ago. We didn't plan this to have it week after the announcement, but it happened to be like this. So, we're going to be spending about two days here together, day and a half, to talk about everything in the business execution of '25, the mergers and things like that.

So, when they come back to the roles after Wednesday, interrogate them what happened in the meeting, they need to answer to you, then use some of the Q&A on them when they come back in the roles. So, Joyce, you have the first questions?

QUESTIONS AND ANSWERS

Joyce Pearl^ I do. We have a couple questions and one really big question that's coming through is, has a name been decided for the new organization?

Sigurdur Olafsson^ No. So, name hasn't been decided. That's one thing we are going to work on between signing and closing. I know this is top of mind for many people. I've been asked more about the name than anything else. But we will put that in process and we're going to work on that over the next few months and I'm sure we will find a good name on the baby going forward.

Joyce Pearl^ And what about location? That's the other question.

Sigurdur Olafsson^ No. So, the formal headquarters of the company will be in Dublin, Ireland. So, we maintain to be an Irish company, a PLC. So, the top co is Mallinckrodt PLC. But then for the U.S. headquarters, no decisions have been made. We are, in a way, we are in two locations. We are in St. Louis, and we are in Bridgewater. They are mainly in Malverne (Pennsylvania). And then they have the generics business here in New Jersey, not far away from here.

So, those are the types of things that we will also be working on between signing and closing, and even a little bit longer because I've been part of acquisitions and merger where the location is not decided on day one. And you might run for a little bit a period of time with two locations. So, I'm not saying absolutely we will have one location when we close. But at some point in time we need to be efficient in the company and we will make the decision going forward.

Joyce Pearlr^ Okay. We can also take questions from the room if you have any. Amy has a mic as well, but I do have one more that came in. How will the support functions, (finance, HR, payroll) be structured both in the U.S. and OUS?

Sigurdur Olafsson^ How will they be structured?

Joyce Pearl^ Structured going forward.

Sigurdur Olafsson^ So, we don't even know. So, what will happen now is we will set up an integration team between the company, which will have members of Mallinckrodt and members of Endo, and they will look into each of the functions, what each company has and find the best way forward. There's a lot of work to be done. This will not be a big team, but it will rely on information from the whole company on working on this. This work I estimate we will start to kick off in about two weeks, something like that.

Even end of next week where we will put an integration team in place. And what they look at is to learn each other company and find the best way going forward. What's the most efficient way? The new company will be much larger. It's double the size of individual companies today. The revenues of the combined company is 3.6 billion versus you saw the guidance for next year for us is 1.7, 1.8.

So, this is a bigger company, but the integration teams will be appointed exactly to think about that. What will be the structure, what makes sense, how are we most efficient? What do we need to do to make this new company successful, make the new company successful?

Joyce Pearl^ And then with Endo divesting its international business, will the combined company also divest INOmax?

Sigurdur Olafsson^ No, nobody has mentioned that. That's not even a thought. We are very committed to INOmax. The Canadian business for Endo was a little bit a standalone business. They had bought a company called Paladin a few years ago and had never integrated that into Endo really. And what happened at the end of the day is Endo sold it back to the previous owners. So, the company went back home. It's a relatively small business, revenue of about $70 million approximately.

I don't know what they said in the press release, but that's really what was happening. There was no strategic decisions per se, there was no synergies they hadn't integrated. So, they felt that the previous owner really wanted to buy it back and that's why the transaction made perfect sense.

But it has no implication of our plans about the future, the international business of the combined company or anything like that. This was a one-off decision. They told us about it of course up front. But it made perfect sense for them because it wasn't really the key part of the center of Endo Pharmaceuticals.

Joyce Pearl^ Okay. If the plan -- is the plan for generics to sell it to another company or spin it off our standalone company and is there a possibility that it won't be separated?

Sigurdur Olafsson^ So, the plan is to separate. Let's be clear. We think that by having it as a separate company, it will be a much better business. So, that's not really a bad thing. I think that company as a standalone with a cash flow, with their own balance sheet, with their own decision making, to grow the business is a step forward. So, that's, I would, I encourage you to think about that. But that's a good thing.

How we do it, we don't know. I think what we talk about it is to separate it a different way. It could be a spin out. What that means is it basically would be another listed company, which is owned by the same shareholders as Mallinckrodt and Endo are today. That's one of the options. There could be some investors coming in to take part of that private or whatever, but we're keeping all the options open. The only decision made now is we want to work towards the separation, and how that technically will be done, we will find out in the next few months.

But I tell you, I've been in generics for about 25 years. That's really an exciting news. This is a good thing to give the company to be a top 10, probably close to a top 5 company in the U.S. in the generics space with multiple manufacturing plants, wide portfolio. We have our portfolio, they have 80 plus generics on the market, they have 40 plus injectables on the market, they have a pipeline of another 40 products. And together with the growth on the API business on our side, I think that's a really exciting company.

So, I'm looking at that. I'm excited. I think the investors are excited about it too because it's a different thing when you think about it, to invest in a generics business than investing in brands. Because investing in brands and all the people in R&D and brand business here know that's a long term investment. That's a long term investment, and it's a different thinking, it's a different equity story we tell about that.

So, this is why I think the opportunity around the generics, however we do it, technically spin out, separation or whatever, but standalone is a good opportunity going forward.

Joyce Pearl^ Is there a sense of the timeframe when the leadership team will be announced?

Sigurdur Olafsson^ No. So, probably the leadership team will not be fully announced until we know that the transaction is going to close. Now, let me tell you why, because if this transaction wouldn't close for whatever reason there is and we think it's going to close. Don't take me wrong, I'm not undermining it. But in the unlikely case this transaction wouldn't close if there is a big announcement in either companies about organizational changes that impacts the company if you need to run a business going forward.

So, we need to be careful in any organizational announcement and how we time that because there is this backup plan if this doesn't work. We really have a great business and we have a business to run. And Endo is in the same boat. They don't want to lose their team if they're not part of the organization. So, don't wait by your emails in the next month about organizational announcement on this. It will be delayed a little bit, but we will be working in the background to obviously be ready to go when we close the transaction.

But there's no early announcement expected simply for the reason that both companies are standalone company. And in the unlikely event this wouldn't happen, we need to have a good infrastructure in both companies.

Joyce Pearl^ When will the new company begin trading on the New York Stock Exchange?

Sigurdur Olafsson^ So, we will be trading hopefully soon after we close. I think how it's worded is that the board of the new company will make the decision. What's the best timing? But we are going to start the preparation for our New York Stock Exchange listing before closing. So, we will work on the time. The exact timing then will be decided by the board. I expect that to be soon after close. But it's down to the board of the new company for the exact timing. But the lawyers have started to work on the SEC filings and all of these things that need to be prepared. So, we are ready to do it when the time is right.

Joyce Pearl^ Okay. One more. How will the merger impact our Made in America campaign?

Sigurdur Olafsson^ So, this is the hardest interview so far. Joyce is really grilling me here. Can I get a softball question at some point? So, the Made in America really how interesting it went that I had this opportunity of having an interview with Reuters, and the Reuters journalists talked about the manufacturing platform and the majority of the plants of the combined company are in U.S. and she took the angle that maybe you decided on the merger because of the tariffs that are being introduced, maybe on pharmaceutical coming from abroad.

That may be taking it too far. That wasn't the reason for the merger, but I think we are quite well positioned when majority of our plants are in the U.S., and that's how I think about it is many of our competitors out there that have their whole supply chain out of the U.S., this could be a challenge. Obviously we don't know what and when and how the tariffs will be implemented.

But at least with the manufacturing platform that we have in the combined company, we have at least an opportunity to be differentiated with our plants, in Hobart, with the manufacturing plants down in New Orleans, what we have in Madison, all of these plants. Also Endo has quite a few plants on this side of the Atlantic. Yes, they have plants in India for sure, which is necessary maybe for the commodity generics. But really I think this is the opportunity. We have more of a balanced network that if really we see these barriers coming up, we have majority of our plants on the U.S. side.

Joyce Pearl ^ All right. And this one could be for probably both you and Steve. It's early, but how do we think the merger may impact plans to start up the Fenton, Missouri plant?

Sigurdur Olafsson^ Let me start on this. Steve, you're welcome. I don't think it impacts that at all. I think the reason why we took a pause was basically, and this is part of Mallinckrodt, which I like the most. We really execute very thoughtfully on our business plan. And the reason, I think Steve came out end of last year and saying we are not stepping -- stopping Fenton at all. We are just pausing it until we know how the performance will be in the beginning of the year.

So, we understand when we need Fenton online and when we have the capital to finish it and drive it over the finishing line. Fenton is still the plan. It's absolutely the plan. It's a wonderful plan and it fits right into the Mallinckrodt strategy. But it all has to do with how we think in Mallinckrodt. We just don't run forward without thinking about it. We wanted to see how the business plans out in the first few months of the year. And then we start Fenton again.

And now we have even better understanding how Fenton could be an opportunity with the portfolio with additional manufacturing plant on the U.S. side. Maybe we can fill it earlier with the combination of Endo. So, I really feel that they're not interlinked, but it highlights, I think, the leadership of Steve and the generics business. If pausing the business just to take a thing, see how the business is running, when do we need it online, and when the business performs, we go ahead and we have even a better opportunity in the merger with Endo. Do you want to add?

Stephen Welch^ No, that's perfect.

Sigurdur Olafsson^ Okay.

Joyce Pearl ^ Any questions in the room? No. All right, one last one. Does Endo have any outstanding litigation regarding opioids?

Sigurdur Olafsson^ No. So, in their -- in their restructuring similar to Mallinckrodt, they settled all outstanding. So, any lawsuit is now dealt with in a trust. So, it doesn't affect the company itself. So, they have sold away their generics opioid business. They only have one brand product, which is an opioid, Percocet. So, they own the Percocet brand. It has a tiny market share, less than 1% of the market.

But that's really the only, outside of Amitiza, it's the only overlapping product between the two companies. But they divested their controlled substances generics business a few years ago. And all of the lawsuit similar to what we did in the first restructuring. They dealt with that in their restructuring that they came out of last year.

Joyce Pearl^ All right, one last one. It might be too early to tell, but any thoughts on any changes to PTO, working from home, benefits?

Sigurdur Olafsson^ Way too early to think about that. I think they have a similar system as we have. Very interestingly and [Henriette] pointed this out, it's a very similar culture that the two companies have. They have a very similar system around PTOs, around pay, around hybrid working. It is unbelievable when you start to work with them how similar they are on that.

So, no decisions made on these issues. But clearly for the integration team this will be one of the work stream that we will be working on. But I tell you it isn't that much different than what you are used to here in Mallinckrodt for sure.

Joyce Pearl^ Excellent. All right, so those actually came from all employees.

Sigurdur Olafsson^ Okay.

Joyce Pearl ^ What do you think the biggest benefit is to the employees?

Sigurdur Olafsson^ So, how I think about the biggest benefit from employees, this will be more exciting company to work for. We will be helping more patients than ever before. And whenever we do an employee survey, the reason people stay with Mallinckrodt is the impact we make on patients every day. And the combined company will have even more impact than individually Endo or Mallinckrodt. If you look at the brand business alone, you think about the coverage of therapeutic areas that we are dealing with.

Our therapeutic areas in immunology, nephrology, pulmonology, all of the therapeutic areas around Acthar, we then have the therapeutic areas around Terlivaz and then INOmax, and then they have in a way a non-overlapping therapeutic areas where they are promoting their products. What an opportunity. What an opportunity to build the company out. If you think about the world of opportunities, what pipeline we could bring in the brand business, we could impact so many patients.

And people ask me, so where would you extend the pipeline? I said I don't know. The only thing I know is we have expertise in more therapeutic areas than most pharma companies, if they're not big pharma. We can be a partner. We can license in or buy products from European or international businesses that don't want to set up business here in the U.S. This is really to be part of that journey.

People that have stayed with Mallinckrodt through the tough time -- Lisa mentioned that Acthar has been declining since 2016 and people have stayed through two bankruptcies, two restructurings of the company. And you're still here. You're still here. You're still believing in the cause. And you tell me that you're doing it because the impact you have on the patients.

And I agree with Steve. It's a scary thing to go through a merger. What will happen? Who is going to be my boss? Do I have to drive further to work? All of these things, which is human nature to think about. But underneath all that is the impact that we can have with what we are doing, with what we are building here. And that's really what gets me excited. And hopefully the employees, when all this is said and done, these companies, both on the generics side, the impact on the generics side and the impact on the brand side will be so much more than we could have achieved in Mallinckrodt.

And that's really the key reasons why we did it. It wasn't because we were too leveraged. We had to do it. It wasn't because we were in some kind of troubles. We went into this merger from a strength. If this merger would have come up in '22, we would not have done this from a strength. So, what you have done, all of you around the world from '22 to today, enabled us to go into this with a strength to be able to build something special that people got excited about.

And that's really what it is about, is what excites you about the job you are doing. It's not easy to be a Mallinckrodt employee. There's always announcement around the corner. I know that. But that's also what makes it a little bit of a fun. Who wants to have no actions. But I understand on a personal side it is worrying when you go through a transaction like this.

But think about what we are creating. What we are really want to do are these two, in a way, two businesses that will have significant impact on patients life going forward. And that's really what we are here about. Simple. Maybe not so simple.

Joyce Pearl ^ Well, thank you. And we'll go to closing remarks.

Sigurdur Olafsson^ Very good. So, again, I just want to thank you all. Amazing year. I think this tells you so much about what Mallinckrodt is. We come into it, we fix issues when they come up. When there was a challenge with Acthar, we went on that. When there was a challenge on generics in '21, the generics team went and fixed that. When we needed to restructure again, we all went on deck. And we restructured again in '23. When we needed to divest Therakos to lower our debt, you all committed to it.

And I'm asking you again one more time at least, work with me on this. As I said, I don't have the perfect answers yet. I have the vision. I know why we are doing this. I think it's better for Mallinckrodt. I think it's better for Endo. We still have some way to go. This will be a few months. There will be questions. I promise I will be transparent. I will tell you as much as I can in real time about the businesses. But for now, focus on Mallinckrodt. Focus on the job at hand, and let's deliver a strong 2025. Thank you.

*Transcript became available March 24, 2025.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Combination and Where to Find It

In connection with the proposed transaction, Mallinckrodt intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Endo and that also constitutes a prospectus of Mallinckrodt ordinary shares. Each of Mallinckrodt and Endo may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Mallinckrodt or Endo may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Mallinckrodt and Endo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Mallinckrodt, Endo, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s website at https://ir.mallinckrodt.com. Copies of the documents filed with the SEC by Endo will be available free of charge on Endo’s website at https://investor.endo.com.

Participants in the Solicitation of Proxies

Mallinckrodt, Endo, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Mallinckrodt, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465924046964/tm242936-1_def14a.htm), including under the headings “Corporate Governance”, “Our Director Nominees,” “Board of Directors and Board Committees,” “Compensation of Non-Employee Directors,” “Executive Officers” “Compensation of Executive Officers,” “Pay Versus Performance,” “Security Ownership and Reporting,” “Equity Compensation Plan Information” and “Proposals 1(A) Through 1(E): Election of Directors”, (ii) Mallinckrodt’s Annual Report on Form 10-K for the fiscal year ended December 27, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1567892/000156789225000010/mnk-20241227.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (iii) to the extent holdings of Mallinckrodt’s securities by its directors or executive officers have changed since the amounts set forth in Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001567892&type=&dateb=&owner=only&count=40&search_text=).

Information about the directors and executive officers of Endo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/2008861/000200886125000007/ndoi-20241231.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (ii) to the extent holdings of Endo’s securities by its directors or executive officers have changed since the amounts set forth in Endo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0002008861&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from Mallinckrodt or Endo using the sources indicated above.

Information Regarding Forward-Looking Statements

Statements in this communication that are not strictly historical (including, among other things, statements regarding the proposed business combination transaction between Mallinckrodt and Endo, Mallinckrodt and Endo’s plans to combine their generics pharmaceuticals businesses and Endo’s sterile injectables business after the close of the proposed business combination and separate that business from the combined company at a later date, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transactions, the anticipated closing date for the proposed business combination transaction and any other statements regarding events or developments Mallinckrodt and Endo believe or anticipate will or may occur in the future) may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties.

There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things:

(i)	transaction-related risks, including the parties’ ability to successfully integrate our business and Endo’s business and unanticipated costs of such integration, which may result in the combined company not operating as effectively and efficiently as expected; uncertainties related to a future separation of the combined generics pharmaceuticals businesses of Mallinckrodt and Endo and Endo’s sterile injectables business; the risk that the expected benefits and synergies of the proposed transactions may not be fully realized in a timely manner, or at all; the risk associated with Mallinckrodt’s and Endo’s ability to obtain the approval of their shareholders and stockholders, respectively, required to consummate the proposed business combination transaction; uncertainty regarding the timing of the closing of the proposed business combination transaction; the risk that the conditions to the proposed business combination transaction may not be satisfied (or waived to the extent permitted by law) on a timely basis or at all or the failure of the proposed business combination transaction to close for any other reason or to close on the anticipated terms, including the intended tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed business combination transaction may not be obtained or may be obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed business combination transaction; unanticipated difficulties, liabilities or expenditures relating to the proposed transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally; certain restrictions on the ability of Mallinckrodt and Endo to pursue certain business activities or strategic transactions during the pendency of the proposed business combination transaction; the effect of the announcement, pendency or completion of the proposed transactions on the long-term value of Mallinckrodt’s ordinary shares and Endo’s common stock; risks that the proposed transactions may disrupt current plans and operations of Mallinckrodt and Endo and their respective management teams and potential difficulties in hiring, retaining and motivating employees as a result of the proposed transactions; risks related to our increased indebtedness as a result of the proposed business combination transaction; significant transaction costs related to the proposed business combination transaction; potential litigation relating to the proposed transactions that could be instituted against Mallinckrodt, Endo or their respective officers or directors; rating agency actions and Mallinckrodt’s and Endo’s ability to access short- and long-term debt markets on a timely and affordable basis; and risks related to the financing in connection with the transaction;

(ii)	risks related to Mallinckrodt’s business, including potential changes in Mallinckrodt’s business strategy and performance; Mallinckrodt’s initiative to explore a variety of potential divestiture, financing and other transactional opportunities; the exercise of contingent value rights by the Opioid Master Disbursement Trust II (the “Trust”); governmental investigations and inquiries, regulatory actions, and lawsuits, in each case related to Mallinckrodt or its officers; Mallinckrodt’s contractual and court-ordered compliance obligations that, if violated, could result in penalties; compliance with and restrictions under the global settlement to resolve all opioid-related claims; matters related to Acthar Gel, including the settlement with governmental parties to resolve certain disputes and compliance with and restrictions under the related corporate integrity agreement; the ability to maintain relationships with Mallinckrodt’s suppliers, customers, employees and other third parties following the emergence from the 2023 bankruptcy proceedings; scrutiny from governments, legislative bodies and enforcement agencies related to sales, marketing and pricing practices; pricing pressure on certain of Mallinckrodt’s products due to legal changes or changes in insurers’ or other payers’ reimbursement practices resulting from recent increased public scrutiny of healthcare and pharmaceutical costs; the reimbursement practices of governmental health administration authorities, private health coverage insurers and other third-party payers; complex reporting and payment obligations under the Medicare and Medicaid rebate programs and other governmental purchasing and rebate programs; cost containment efforts of customers, purchasing groups, third-party payers and governmental organizations; changes in or failure to comply with relevant laws and regulations; any undesirable side effects caused by Mallinckrodt’s approved and investigational products, which could limit their commercial profile or result in other negative consequences; Mallinckrodt’s and its partners’ ability to successfully develop, commercialize or launch new products or expand commercial opportunities of existing products, including Acthar Gel (repository corticotropin injection) SelfJect™ and the INOmax Evolve DS delivery system; Mallinckrodt’s ability to successfully identify or discover additional products or product candidates; Mallinckrodt’s ability to navigate price fluctuations and pressures, including the ability to achieve anticipated benefits of price increases of its products; competition; Mallinckrodt’s ability to protect intellectual property rights, including in relation to ongoing and future litigation; limited clinical trial data for Acthar Gel; the timing, expense and uncertainty associated with clinical studies and related regulatory processes; product liability losses and other litigation liability; material health, safety and environmental laws and related liabilities; business development activities or other strategic transactions; attraction and retention of key personnel; the effectiveness of information technology infrastructure, including risks of external attacks or failures; customer concentration; Mallinckrodt’s reliance on certain individual products that are material to its financial performance; Mallinckrodt’s ability to receive sufficient procurement and production quotas granted by the U.S. Drug Enforcement Administration; complex manufacturing processes; reliance on third-party manufacturers and supply chain providers and related market disruptions; conducting business internationally; Mallinckrodt’s significant levels of intangible assets and related impairment testing; natural disasters or other catastrophic events; Mallinckrodt’s substantial indebtedness and settlement obligation, its ability to generate sufficient cash to reduce its indebtedness and its potential need and ability to incur further indebtedness; restrictions contained in the agreements governing Mallinckrodt’s indebtedness and settlement obligation on Mallinckrodt’s operations, future financings and use of proceeds; Mallinckrodt’s variable rate indebtedness; Mallinckrodt’s tax treatment by the Internal Revenue Service under Section 7874 and Section 382 of the Internal Revenue Code of 1986, as amended; future changes to applicable tax laws or the impact of disputes with governmental tax authorities; the impact of Irish laws; the impact on the holders of Mallinckrodt’s ordinary shares if Mallinckrodt were to cease to be a reporting company in the United States; the comparability of Mallinckrodt’s post-emergence financial results and the projections filed with the Bankruptcy Court; and the lack of comparability of Mallinckrodt’s historical financial statements and information contained in its financial statements after the adoption of fresh-start accounting following emergence from the 2023 bankruptcy proceedings; and

(iii)	risks related to Endo’s business, including future capital expenditures, expenses, revenues, economic performance, financial conditions, market growth and future prospects; Endo changes in competitive, market or regulatory conditions; changes in legislation or regulations; global political changes, including those related to the new U.S. presidential administration; Endo’s use of artificial intelligence and data science; the ability to obtain and maintain adequate protection for intellectual property rights; the impacts of competition such as those related to XIAFLEX®; the timing and uncertainty of the results of both the research and development and regulatory processes; health care and cost containment reforms, including government pricing, tax and reimbursement policies; litigation; the performance including the approval, introduction and consumer and physician acceptance of current and new products; the performance of third parties upon whom Endo relies for goods and services; issues associated with Endo’s supply chain; Endo’s ability to develop and expand its product pipeline and to launch new products and to continue to develop the market for XIAFLEX® and other branded, sterile injectable or generic products; the effectiveness of advertising and other promotional campaigns; and the timely and successful implementation of business development opportunities and/or any other strategic priorities.

The registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Mallinckrodt’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Mallinckrodt’s website (www.mallinckrodt.com) and Endo’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC, which are available from the SEC’s website (www.sec.gov) and Endo’s website (www.endo.com). There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

The forward-looking statements made herein speak only as of the date hereof and Mallinckrodt and Endo do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law. Given these uncertainties, one should not put undue reliance on any forward-looking statements.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), this communication includes certain financial information of the combined company in this release that are not prescribed by or prepared in accordance with GAAP. We utilize these non-GAAP financial measures as supplements to financial measures determined in accordance with GAAP when evaluating operating performance and we believe that these measures will be used by certain investors to evaluate operating results. We believe that presenting these non-GAAP financial measures provides useful information about performance across reporting periods on a consistent basis by excluding certain items, which may be favorable or unfavorable.

Despite the importance of these measures to management in goal setting and performance measurement, these are non-GAAP financial measures that have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, non-GAAP adjusted EBITDA (unlike GAAP net income and its components) may differ from, and may not be comparable to, the calculation of similar measures of other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses performance.

These non-GAAP financial measures should not be viewed in isolation or as substitutes for, or superior to, financial measures calculated in accordance with GAAP. We are not providing reconciliations of projected non-GAAP financial measures to GAAP financial measures, nor are we providing comparable projected GAAP financial measures for such projected non-GAAP financial measures. We are unable to provide such reconciliations without unreasonable efforts due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for asset impairments, contingent consideration adjustments, legal settlements, gain / loss on extinguishment of debt, adjustments to inventory and other charges reflected in the reconciliation of historic numbers, the amounts of which could be significant.